As Filed with the Securities
and Exchange Commission
on March 31, 2003

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of	INTERIM CERTIFICATE
Conectiv	OF
File No. 70-9573	NOTIFICATION
(Public Utility Holding Company Act of 1935)	PURSUANT TO RULE 24

This Certificate of Notification pursuant to Rule 24 (17 C.F.R. § 250.24) is filed by Conectiv, a Delaware corporation and its nonutility subsidiaries, Conectiv Solutions LLC ("Solutions"), ATE Investment, Inc. ("ATE") and King Street Assurance Ltd. ("KSA"), in connection with transactions proposed in Conectiv's Form U-1 Application-Declaration (the "Application-Declaration") on November 2, 1999 and amended by Amendment No. 1 filed under the Public Utility Holding Company Act of 1935, as amended (the "Act") on February 9, 2000, and authorized by the order of the Securities and Exchange Commission (the "Commission") dated February 10, 2000 (the "Order"), the undersigned hereby submits the following information applicable to the quarter ending December 31, 2003:

There was no activity pursuant to the Order during the period.

The transactions described above were carried out in accordance with the terms and conditions of, and for the purposes requested in, the Application-Declaration, and in accordance with the terms and conditions of the Order.

SIGNATURE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned companies have duly caused this document to be signed on their behalf by the undersigned thereunto duly authorized.

The signatures of the applicants and of the persons signing on their behalf are restricted to the information contained in this application which is pertinent to the application of the respective companies.

Conectiv

March 31, 2003   /s/Donna J. Kinzel
                                  Donna J. Kinzel
                                  Assistant Treasurer

Conectiv Solutions LLC
ATE Investment, Inc.
King Street Assurance Ltd.

March 31, 2003   /s/Donna J. Kinzel
                                  Donna J. Kinzel
                                  Treasurer